[LETTERHEAD OF SHANDA GAMES LIMITED]

October 31, 2011

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:	Patrick Gilmore, Accounting Branch Chief
David Edgar, Staff Accountant

Re:	Shanda Games Limited
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed May 25, 2011
File No. 001-34454

Dear Messrs. Gilmore and Edgar:

We provide the following response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated September 29, 2011 with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 20-F”) of Shanda Games Limited (the “Company”) filed on May 25, 2011.

The Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken.

Form 20-F for the Fiscal Year Ended December 31, 2010

D. Risk Factors

Risks Relating to Our Business and Our Industry

While we believe that we currently have adequate internal control procedures in place . . ., page 16

1.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions. First, in connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

The Company respectfully advises the Staff that it is headquartered in Shanghai and has operations in various cities in China, Hong Kong, Singapore, South Korea and the United States.  For the fiscal year ended December 31, 2010, accounting records and monthly closing process of all significant operating entities were centralized at the finance department of the Company’s headquarters, except for a significant operating entity in South Korea (i.e., Actoz Soft Co., Ltd.) which maintained its own accounting records and performed its own monthly closing process. However, for purposes of preparing the Company’s consolidated financial statements, the financial reporting function for all of the Company’s entities was centralized at the finance department of the Company’s headquarters, which reviewed the periodic financial information prepared by each entity to ensure that such information was in compliance with U.S. GAAP.  As a result, the majority of the financial reporting risks that were relevant to the Company’s operating locations were able to be centrally addressed by the Company’s internal control over financial reporting at the headquarters level.

The Company adopted the internal control framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO”) to evaluate and assess its internal control over financial reporting.  The Company follows the recommendations of the Public Company Accounting Oversight Board Auditing Standard No. 5 by taking a top-down approach.

Below is a detailed description of the work that the Company conducted in 2010:

•
Top-down risk assessment.  The Company assessed the risks it faced and prioritized the risks first through linking up the risks to its financial statement account caption, disclosures and relevant assertions, taking into account multiple locations or business units.  The Company performed a review of the scope and complexity of operations and organizational structure of each of its subsidiaries and business units and assessed the financial reporting risks associated with its location or business on a regular basis to determine the significant accounts and financial reporting processing activities at a location or business unit level which would need to be assessed for the control design effectiveness and tested for operating effectiveness.  Evaluation criteria included, among other things, materiality, size and composition of the account, subjectivity and judgments, susceptibility to misstatement due to errors or fraud, transaction volume, complexity and homogeneity, and accounting and reporting complexities.

Based on the top-down risk assessment, the Company determined most of the financial statement accounts to be significant accounts. The Company then linked them to the locations and business processes to identify the in-scope locations and key business processes and concluded most of its subsidiaries were scoped in as significant locations for assessing control design effectiveness and testing operating effectiveness by analyzing the characteristics at the location or business unit level including but not limited to inherent risk, relative financial significance, similarity of business operations and internal control over financial reporting, nature and amount of transactions and degree of centralization of processes and financial reporting applications.

•
Entity-level control assessment.  The Company assessed the control design effectiveness and tested operating effectiveness of entity-level controls (“ELC”) using the following five COSO elements: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring.

The Company identified the ELC at the Company and business unit level and also categorized the ELC into indirect, monitoring and precise controls based on the nature, precision and impact on other controls to determine the nature, timing and extent of the control testing at the process level.

•
Control design effectiveness assessment.  The Company identified and assessed the control design effectiveness based on the risk assessment results and multiple locations scoping decisions of the following eleven processes: (i) financial reporting, (ii) account closing and consolidation, (iii) related party and inter-company transactions, (iv) treasury, (v) long-term investment, (vi) property, plant and equipment and intangible assets, (vii) payroll, (viii) taxation, (ix) expenses, (x) sales and revenues, and (xi) option.

The processes that the Company conducted were based on risk assessment where materiality, volatility, transaction volume, transaction complexity and objectivity were considered in evaluating and prioritizing the risk levels for the in-scope significant locations based on the scoping decisions mentioned above in the top-down risk assessment.  In evaluating the risks, the Company also obtained inputs from external auditors on the Company’s performance in prior years, major risk areas and risks inherent in the industry.

In control design assessment, the Company conducted interviews and walk-through testing to evaluate the design effectiveness of the controls in mitigating those risks related to internal control over financial reporting.

•
Information technology controls assessment.  The Company identified and assessed the design and operating effectiveness of the information technology controls for the in-scope locations at the following levels: (i) information technology entity-level control; (ii) information technology general control; and (iii) information technology application control.

•
Control operating effectiveness assessment.  The Company has developed its process description and risk control matrices to record the internal control over financial reporting including the policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

The Company evaluated the control design effectiveness and assessed the control operating effectiveness through developing sampling methodologies and testing approaches based on the risk level and frequency of the controls through performing three rounds of testing on all identified key controls.  Based on this assessment under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer (the “CFO”), the Company determined that the Company’s internal control over financial reporting was effective as of December 31, 2010.

2.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company established its internal audit department in 2009.  The internal audit department regularly prepares audit plans, evaluates the design and operating effectiveness of the internal control of the in-scope processes and locations, and reports any internal control deficiencies identified directly to the audit committee of the Company’s board of directors.  The internal audit department provides analyses and remedial recommendations for any identified deficiencies, in terms of both efficient and effective operation of these controls over financial reporting, and also maintains open communication with the management and the audit committee of the Company’s board of directors.

The internal audit department plays an important role in evaluation of internal control over financial reporting, primarily through the following:

•
Scoping.  In order to scope the audit of internal controls over financial reporting, the internal audit department is responsible for identifying: (i) all significant accounts and their relevant assertions; (ii) significant (important) business locations or units; and (iii) significant processes over major classes of transactions.

•
Walkthrough.  The internal audit department selects all significant transaction types related to the cycle or process under consideration and walks through the process and controls to: (i) confirm how the process functions and how the controls are designed to achieve control objectives related to those processes; (ii) confirm controls are placed in operation; (iii) evaluate the effectiveness of design; and (iv) identify any additional control deficiencies.

•
Substantive testing.  There are four basic techniques to test controls: inquiry, observation, examination (inspection) and re-performance.  The internal audit department uses a combination of these techniques to test the application of a control.  The internal audit department will obtain sufficient competent evidence about the design and operating effectiveness of controls over assertions related to all significant accounts and disclosures in the financial statements at each individually important location.

•
Test exceptions and remediation.  When the internal audit department finds an exception to the control procedures, it does not dismiss such exception as “isolated.”  The internal audit department will instead examine and understand the cause of the exception.  In addition, it will consider the types of financial statement misstatements that could occur.  The internal audit department also determines the effect of the exception on the nature and extent of additional testing that may be appropriate or necessary and on the operating effectiveness of the control being tested.  The internal audit department then makes remedial recommendations for any identified deficiencies, in terms of both efficient and effective operation of these controls over financial reporting.  It also maintains open communication with the management and the audit committee of the Company’s board of directors.

•	Issuing compliance report. Based on the compliance work described above, the internal audit department will issue a compliance report to the board of directors and audit committee of the Company.

3.	Please describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

The Company has the following procedures to ensure that the activities it conducts and the transactions it consummates are recorded in accordance with U.S. GAAP:

•
The Company has adopted an internal accounting manual based on U.S. GAAP, which has been approved by the audit committee and serves as the basis for the Company’s accounting policies, procedures and practices.  This accounting manual is updated on a regular basis by the U.S. GAAP reporting managers and is reviewed by the finance director and the CFO according to the latest standards and developments in U.S. GAAP.

•
The Company maintains a checklist of the main accounting treatments under U.S. GAAP for all general ledger accountants or finance managers that are relevant to the Company’s operations, which is reviewed and updated by the U.S. GAAP reporting managers on a regular basis.  In addition, the U.S. GAAP reporting managers and the finance director of the Company from time to time analyze the accounting implications under U.S. GAAP of the new transactions or changes in the Company’s operations that they learn of at the monthly management meetings they attend and determine the corresponding accounting treatment of such new transactions or changes for the CFO’s review;

•
Certain of the Company’s subsidiaries maintain their books and records in accordance with People’s Republic of China’s General Accepted Accounting Principles (“PRC GAAP”).  The Company’s U.S. GAAP reporting team performs reconciliation between PRC GAAP and U.S. GAAP and prepares consolidated financial statements in accordance with U.S. GAAP on a monthly basis;

•
Upon completion, the draft consolidated financial statements are first submitted to the Company’s finance director for a preliminarily review, followed by a final review by the CFO in accordance with U.S. GAAP to ensure the completeness, accuracy and adequacy of disclosure;

•	An audit committee meeting is held on a quarterly basis to review the financial reports or statements in accordance with U.S. GAAP; and

•
As further discussed in detail in the responses to Comment 4 below, the Company’s accounting personnel, including the finance director and the U.S. GAAP reporting managers, periodically attend training courses and conferences organized by the Big Four accounting firms as well as professional organizations to keep up to date with the latest standards and developments in U.S. GAAP and other topics in accounting.

4.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

The Company respectfully advises the Staff that the CFO, the finance director, two U.S. GAAP reporting managers and the internal audit manager of the Company are primarily responsible for preparing and supervising the preparation of its financial statements and evaluating the effectiveness of its internal control over financial reporting.  Each of these persons is employed by the Company or a wholly owned PRC subsidiary of the Company.

Although none of them is a Certified Public Accountant (U.S.), based on the facts set forth below, the Company believes that its accounting and finance team possesses the appropriate level of knowledge of U.S. GAAP and SEC rules and regulations from their past educational background, work experience and continuing professional education in relation to U.S. GAAP and SEC rules and regulations to ensure that the Company’s financial statements are prepared in accordance with U.S. GAAP and SEC rules and regulations:

•
Chief Finance Officer.  The Company’s CFO, Richard Wei, is responsible for performing high-level reviews and supervision in the preparation of the Company’s financial statements.  Mr. Wei has substantial U.S. GAAP knowledge and regularly interacts with the Company’s accounting and finance team and discusses U.S. GAAP-related issues with the relevant team members, educating them in the process.  Mr. Wei joined the Company in April 2009 and led the Company’s financial and accounting team during its initial public offering process.  He has led the Company’s accounting and finance team in setting up a solid foundation for the Company’s financial reporting and internal control over financial reporting since the Company became public in 2009.

Mr. Wei holds a bachelor’s degree in computer science from the Massachusetts Institute of Technology and a master of business administration degree from Cornell University.  Mr. Wei from time to time attends conferences and seminars organized by PricewaterhouseCoopers, Deloitte & Touche, and KPMG to update his knowledge of U.S. GAAP, SEC rules and regulations and Sarbanes-Oxley Act.  In 2011, he attended a seminar on “China Outbound M&As” and a seminar on “CFO Essentials Update,” each provided by PricewaterhouseCoopers.  In 2010, he attended the “CFO Forum: Fair Value” provided by KPMG.  In 2009, he attended a seminar on “CFO Essentials Update” provided by PricewaterhouseCoopers and a seminar on “Quarterly U.S. GAAP / SEC Update” provided by Deloitte & Touche.

Before joining the Company, Mr. Wei had served various executive roles in several companies, including more than seven years’ experience as the chief financial officer of a number of Nasdaq-listed companies, including Spreadtrum Communications, Inc., Silicon Motion Technology Corporation, KongZhong Corporation, and ASE Test Limited.  While working for these Nasdaq-listed companies, Mr. Wei’s primary responsibilities included the preparation and review of financial statements under U.S. GAAP and SEC rules and regulations and he spent a significant amount of time working on accounting treatment under

U.S. GAAP, reported directly to the audit committees or chief executive officers of these companies and routinely discussed U.S. GAAP issues with external auditors.  Mr. Wei was an equity research analyst at Morgan Stanley and Lehman Brothers from 1994 to 2000 where he built up his preliminary knowledge of U.S. GAAP and SEC rules and regulations.

•
Finance Director.  The finance director of the Company is in charge of the preparation of financial statements for the Company’s quarterly earnings releases and annual reports, including reviewing and analyzing the financial statements prepared by the Company’s U.S. GAAP reporting team.  He took the position of finance director in 2008 before the Company went public and was then primarily responsible for the preparation of the Company’s financial statements in accordance with U.S. GAAP in connection with its initial public offering in 2009.

The finance director gained knowledge of U.S. GAAP primarily through his work experience with Shanda Interactive Entertainment Limited (“SNDA”) and the Company for over nine years.  The finance director joined SNDA’s finance team in 2002.  He participated in the preparation of the financial statements of SNDA under U.S. GAAP in 2003 and in connection with its initial public offering in 2004, during which process he gained solid knowledge of U.S. GAAP.  After SNDA became public, he continuously participated in the preparation and review of the financial statements for SNDA’s quarterly earnings release and annual reports and further strengthened his knowledge of U.S GAAP and SEC rules and regulations during this period.

The finance director holds a master’s degree in finance and accounting from Dongbei University of Finance & Economics.  The finance director from time to time attends external training sessions organized by PricewaterhouseCoopers and Deloitte Touche Tohmatsu relating to quarterly U.S. GAAP and PRC accounting updates, risk management and Sarbanes-Oxley Act related matters.  The topics covered in such training sessions include revenue recognition, common issues in the calculation of earning per share, business combination, purchase price allocation and entertainment industry related accounting issues.  In 2011, the finance director attended a one-day training course on “IFRS, U.S. GAAP & PRC GAAP: A Review of Differences,” a one-day training course on “2011 SEC Conference: An Accounting & Reporting Update for U.S. Listed Companies,” provided by The Center for Professional Education, Inc (“CPE”).  In 2010, he attended a 1.5-day training course on “Comparison Between Chinese Accounting Standards/IFRS/U.S. GAAP,” a one-day training course on “Year End Focus List — Points for Issuers to Consider,” a half-day training course on “Common Issues in Calculation of EPS,” a half-day training course on “Purchase Price Allocation,” and a one-day training course on “Subsequent Events Disclosure.”  In 2009, he attended training courses mainly on “FAS 167 — Change in the FIN46(R) model,” “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures About Fair Value Measurements” and “EITF 09-4, Seller Accounting for Contingent Consideration,” provided by PricewaterhouseCoopers and Deloitte Touche Tohmatsu.

In addition, he subscribes to news from such websites as http://asc.fasb.org/viewpage to keep abreast of recent developments of accounting pronouncements or SEC regulations and rules.

•
U.S. GAAP Reporting Managers.  The Company has two full-time U.S. GAAP reporting managers.  Since joining the Company in 2009, the two U.S. GAAP reporting managers have participated in the preparation and review of the financial statements of the Company in accordance with U.S. GAAP in connection with the Company’s initial public offering.  They also participate on a regular basis in the preparation of the financial statements for the Company’s quarterly earnings releases and annual reports in accordance with U.S. GAAP.  They maintain, review and update, on a regular basis, a checklist of the main accounting treatments under U.S. GAAP for all general ledger accountants or financial managers.  Together with the finance director, they also analyze the accounting implications under U.S. GAAP of the new transactions or changes in the Company’s operations and determine the corresponding accounting treatment for the CFO’s review.

The two U.S. GAAP reporting managers hold a bachelor’s degree in accounting from Shanghai University of Finance & Economics and a bachelor’s degree in accounting from Nanjing Audit University, respectively.

One of the U.S. GAAP reporting managers is a member of the Chinese Institute of Certified Public Accountants, which provides him with a solid foundation of accounting knowledge upon which he has developed his U.S. GAAP knowledge.  He worked at PricewaterhouseCoopers in China for five years from 2004 to 2009, where he primarily focused on auditing financial statements prepared under U.S. GAAP, including the audit and review of the financial statements prepared by the subsidiaries of two U.S.-listed foreign private issuers.  His audit work included, among others, analyzing the accounting treatment of certain balance sheet accounts and profit and loss accounts in the issuer’s financial statements prepared in accordance with U.S. GAAP, and reviewing the related disclosure in the issuer’s annual report on Form 20-F.  He was required to obtain the appropriate accreditation to work on audit engagements under U.S. GAAP through: (i) the required annual in-house training programs (approximately two to three days per year) and on-line training programs on U.S. GAAP accounting standard, SEC rules and regulations, auditing technical practices, independence and ethics updates, among others; and (ii) work experience under supervision of engagement leader.  He had spent more than 2,900 working hours on audits of the financial statements of entities that prepared their financial statements in accordance with U.S. GAAP.

The other U.S. GAAP reporting manager is a member of the Association of Chartered Certified Accountants, for which the examination for financial accounting and financial reporting is based on International Financial Reporting Standards (“IFRS”).  Before joining the Company, she was an auditor with Ernst & Young Shanghai from 2005 to 2009.  She was required to obtain the appropriate accreditation to work on audit engagements under U.S. GAAP through: (i) the required annual in-house training programs (approximately two to three days per year) and on-line training programs on U.S. GAAP accounting standard, SEC rules and regulations, auditing technical practices, independence and ethics updates, among others; and (ii) work experience under supervision of engagement leader.  She spent approximately 1,000 hours auditing the PRC subsidiaries of two U.S. listed companies that prepared their financial statements in accordance with U.S. GAAP.  Her work included, among others, analyzing the accounting treatment of account receivables, fixed assets, revenues and expenses in the subsidiaries’ financial statements prepared in accordance with U.S. GAAP.

The U.S. GAAP reporting managers update their U.S. GAAP knowledge by attending quarterly onsite trainings offered by PricewaterhouseCoopers or Deloitte & Touche on U.S. GAAP, SEC rules and regulations and Sarbanes-Oxley Act.  Those trainings covered updates on U.S. GAAP, SEC rules and regulations and tax rules as well as various topics relevant to U.S. listed companies with significant operations in China, including revenue recognition, business combination, retrospective accounting policy changes — SEC reporting implications, issues in intangible assets and issues in statement of cash flow, and entertainment industry related accounting issues.  In 2010, they attended a 1.5-day training course on “Comparison between Chinese Accounting Standards /IFRS/U.S. GAAP,” a one-day training course on “Year End Focus List — Points for Issuers to Consider,” a half-day training course on “Common Issues in Calculation of EPS.”  In 2009, they attended training courses mainly on “FAS 167 — Change in the FIN46(R) model,” “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies,” “Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures About Fair Value Measurements” and “EITF 09-4,” provided by PricewaterhouseCoopers and Deloitte & Touche.

In addition, they subscribe to news from such websites as http://asc.fasb.org/viewpage to understand the recent developments of accounting pronouncements or SEC rules and regulations and will perform further study on these new developments.

•	Internal Audit Manager. The internal audit manager of the Company is in charge of the Company’s internal audit department. He is responsible for evaluating the effectiveness of internal control.

The internal audit manager graduated in accounting from Shanghai Lixin University of Commerce.  The internal audit manager has over 10 years’ experience in financial management and internal audit work.  He joined the Company as the internal audit manager in December 2009.  Prior to that, he worked for SNDA from 2006 to 2009.  He joined the internal audit department of SNDA as a senior auditor in February 2006 and participated as a primary team member in SNDA’s SOX-404 compliance audit work in 2007, 2008 and 2009.  Prior to joining SNDA, he worked for a branch office of Shanghai Pepsi-Cola Beverage Company Limited and a subsidiary of Nestle China, taking the primary responsibilities of finance and regional audit, respectively.  During that period, he had built up his knowledge and understanding of U.S. GAAP and corporate internal control.

The internal audit manager from time to time attends training courses and conferences organized by KPMG, PricewaterhouseCoopers and CPE, or other professional organizations such as Shanghai University of Finance and Economics.  The training courses mainly include quarterly U.S. GAAP and SEC update, GAAP comparison, risk management and Sarbanes-Oxley Act related disclosure.  In 2009, he attended a two-day training course on “Internal Control and COSO and Risk Management” provided by Shanghai University of Finance and Economics.  In 2010, he attended a two-day training course on “Corporation Anti-Fraud: Prevention, Detection and Investigation and FCPA Compliance” provided by Shanghai University of Finance and Economics.  In 2011, he attended a two-day training course on “An Accounting & Reporting Update for Public Companies” and a one-day training course on “IFRS, U.S. GAAP & PRC GAAP: A Review of the Difference” provided by CPE.  As an accountant registered with the PRC Ministry of Finance, he also attends continuing professional education required by the PRC Ministry of Finance on an annual basis.

5.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;
•	the qualifications of their employees who perform the services for your company;
•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

The Company respectfully advises the Staff that it does not retain any accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.  Instead, as described in the responses above, the Company’s internal accounting and finance team is responsible for the preparation of its financial statements and the Company’s internal audit team is responsible for evaluating the design and operating effectiveness of the internal control over financial reporting.

6.
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	how many hours they spent last year performing these services for you; and
•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

As described in the response to Comment 5, the Company respectfully advises the Staff that it prepares the financial statements and evaluates its internal control over financial reporting through its own internal accounting and finance team and internal audit team and therefore does not retain any individuals who are not its employees and are not employed by an accounting firm or other similar organization to prepare its financial statements or evaluate its internal control over financial reporting.

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year Ended December 31, 2010 Compared to December 31, 2009, page 59

7.	We note that revenues decreased in 2010 after increasing significantly in prior years. In light of the reversal of the trend from prior years, please tell us how you considered disclosing your expectations regarding future revenues and underlying key performance indicators. Please refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release 33-8350.

The Company respectfully advises the Staff that it has disclosed, under “Item 5. Operating and Financial Review and Prospects” in the 2010 20-F, that the Company’s net revenues decreased 6% in 2010 primarily due to a decrease in net revenues from its existing MMORPGs, which was in turn driven by a decrease in average monthly revenues per active paying account for MMORPGs.  As disclosed in the 2010 20-F, average monthly revenues per active paying account for each quarter in 2010 were lower than that of the corresponding quarter of 2009 primarily due to (i) the Company’s strategy to scale back monetization activities in its existing MMORPGs and focus on activities that enhance interaction between users; (ii) the introduction in the fourth quarter of 2009 of an expansion pack for Mir II which was not well received by the game’s users; and (iii) an increase in the number of new game players who generally have a lower average monthly revenues per active paying account as they begin purchasing virtual items in a game.

In considering each of these reasons, the Company believed that none of them in 2010 represented any clear and significant trend that would continue to exist in the following years to have a material adverse impact on future net revenues or future average monthly revenues per active paying account because of the following reasons:

•
The strategy to scale back monetization activities in existing MMORPGs is intended to enhance the competitiveness of the Company’s MMORPGs and, if executed successfully, may have a positive impact on net revenues in the long run.  It is therefore unclear how this strategy will affect net revenues going forward.

•
New expansion packs of existing games (including the expansion pack for Mir II) are introduced to market from time to time, and it is difficult to predict how well the upcoming expansion packs will be received by the market.

•
In general, new game players tend to generate lower monthly average revenues per active paying account because MMORPGs are designed such that fewer premium virtual items are available for purchase at the lower level of the game.  As the game player progresses to higher levels of the game, more premium virtual items are available for game players to purchase, which in general will increase such player’s spending and thus our monthly average revenues per active paying account.

Accordingly, the Company believes that its 2010 results of operations are not necessarily an accurate indicator of its future performance and did not discuss its expectations regarding future revenues and future average monthly revenues per active paying account.

B. Liquidity and Capital Resources

Cash Flows and Working Capital, page 64

8.
We note your disclosure on page 22 regarding the restrictions imposed by PRC laws and regulations on cash transfers, including dividends, loans or advances, from operating companies in the PRC to the company. We also note on page 27 that certain shareholders are subject to SAFE regulations and are required to register under Circular 75 and that any failure to do so may restrict your subsidiaries ability to pay dividends or make distributions to you. Please tell us how you considered disclosing, in this section, the impact of such restrictions on your ability to meet your cash obligations and pay dividends as well as the amount of retained earnings calculated under PRC accounting standards and any significant differences between retained earnings as calculated pursuant to PRC accounting standards as compared to retained earnings as presented in your financial statements. Please refer to Item 5.B.1(b) of Form 20-F.

The Company respectfully advises the Staff that it has described, in “Item 5.B. Liquidity and Capital Resources,” certain restrictions and risks relating to cash transfers to the Company and its ability to meet its cash obligations and pay dividends.  In particular, the Company has described (i) the lack of direct access to the cash of its PRC operating companies and other limitations associated with the VIE structure, as cross-referenced to “Item 4.C. Organizational Structure”; (ii) potential restrictions on its PRC subsidiaries imposed by the currency exchange regulations, including SAFE regulations, as crossed referenced to “Item 10.D. Exchange Controls”; and (iii) potential restrictions imposed by financing instruments.  The Company has considered these restrictions and risks and, while they could reduce the amount of cash available to the Company to meet its cash obligations and pay dividends, the Company believed, at the time of filing, and remains of the view that these restrictions are not expected to preclude it from making the anticipated cash payments that it is obligated to make or paying an amount of dividends that it intends to declare.

The Company also confirms that there is no significant difference between retained earnings of the Company’s PRC subsidiaries and operating companies as calculated pursuant to PRC GAAP and retained earnings as presented in the Company’s financial statements in accordance with U.S. GAAP.  In considering the disclosure regarding retained earnings, the Company therefore believed that it was not necessary to disclose the amount of retained earnings calculated under PRC GAAP or state any difference between retained earnings as calculated under the two different standards.

Nonetheless, the Company notes that its current disclosure in this section, unlike the disclosure in the relevant risk factors, has not addressed more details of the impact of the restrictions disclosed therein.  In consideration of the Staff’s comment, and in light of the requirement of Item 5.B.1.(b) of Form 20-F, the Company will expand the relevant disclosure in this section in its annual report on Form 20-F for the fiscal year ending December 31, 2011 (the “2011 20-F”) and other future filings in substantially the following form:

“Although we consolidate the results of the VIEs in our consolidated financial statements, we do not have direct access to the cash and cash equivalents or future earnings of the VIEs.

To fund any cash requirements we may have, we may need to rely on dividends and other distributions on equity paid by our subsidiaries. Since our operations are primarily conducted through our indirect wholly and majority-owned China-based subsidiaries and VIEs, our subsidiaries may need to rely on dividends, loans or advances made by a PRC subsidiary. Certain of these payments are subject to PRC taxes, including business taxes and value added tax, which effectively reduce the received amount.

PRC regulations currently permit payment of dividends of a PRC company only out of retained earnings as determined in accordance with accounting standards and regulations in China. There is no significant difference between retained earnings as determined in accordance with PRC accounting standards and in accordance with

U.S. GAAP. Our PRC subsidiaries are also required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to their general reserves until the cumulative amount reaches 50% of their paid-in capital. These reserves are not distributable as cash dividends, or as loans or advances. As a result of these and other restrictions under PRC laws and regulations, our PRC subsidiaries and VIEs are restricted in their ability to transfer a portion of their net assets to us in the form of dividends or other distributions, which restricted portion amounted to approximately RMB___ million (US$___ million), or ___%, of our total consolidated net assets as of December 31, 2011. Our PRC subsidiaries may also allocate a portion of their after-tax profits, as determined by their board of directors, to their staff welfare and bonus funds, and therefore may not be distributed to us.

In addition, PRC governmental authorities may require us to amend these contractual arrangements with the VIEs in a manner that would materially and adversely affect our PRC subsidiaries’ ability to pay dividends and other distributions to us.…

Any limitation on the ability of our PRC subsidiaries and VIEs to transfer funds to us in the form of dividends or other distributions could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay debt or dividends, and otherwise fund and conduct our business.

Cash transfers from our PRC subsidiaries to overseas entities are also subject to PRC government’s currency conversion policy. Our PRC subsidiaries need to obtain the approval from or complete the registration with relevant government authorities if they plan to convert cash denominated in Renminbi into U.S. dollars and remit it to our offshore entities in the form of dividends, loans or advances. We may not be able to obtain such approvals or complete such registrations and therefore our PRC subsidiaries may not distribute profits or transfer funds to us, which may adversely affect our ability to meet our cash obligations and pay dividends. Moreover, a failure by any of our shareholders or beneficial owners of our shares who are PRC residents to comply with Circular 75 or related rules could subject us to fines or legal sanctions, including restrictions on our PRC subsidiary’s ability to pay dividends or make distributions to, or obtain foreign currency-denominated loans from, us, as well as restrictions on our ability to increase investment in China. As a result, our business and prospects, as well as our ability to distribute profits to you, could be materially and adversely affected. See ‘Risk Factors — Risks Relating to the People’s Republic of China — Regulations relating to offshore investment activities by PRC residents may subject us to fines or sanctions imposed by the PRC government, including restrictions on our PRC subsidiaries’ abilities to pay dividends or make distributions to us and our ability to increase our investment in our PRC subsidiaries.’”

9.
Please tell us how you considered disclosing the limitations on loans and capital contributions to your PRC subsidiaries (“WFOEs”) or the PRC operating companies (“VIEs”) as well as the convertibility of the Renminbi as described on page 28 and how such limitations could adversely affect your WFOEs or the VIEs liquidity and ability to fund operations.

The Company respectfully advises the Staff that it has described (i) the limitations on loans and capital contributions to its PRC subsidiaries and VIEs, and their potential impact, on page 22 in the Risk Factor section of the 2010 20-F and (ii) the limitations on the convertibility of the Renminbi, and their potential impact, on page 28 in the Risk Factor section of the 2010 20-F.  In light of these disclosures in the Risk Factor section and the fact that the Company had no material difficulties in the past in transferring or converting funds to its WFOEs or for its VIEs, the Company did not disclose, in “Item 5.B. Liquidity and Capital Resources,” a similar discussion of these limitations and how they could adversely affect its PRC subsidiaries or VIEs’ liquidity and ability to fund operations.

In consideration of the Staff’s comment, the Company will supplement relevant disclosure, in “Item 5.B. Liquidity and Capital Resources” in its 2011 20-F and other future filings in substantially the following form:

“Furthermore, financing our PRC subsidiaries through foreign currency loans or capital contribution by us is subject to PRC government approvals and registrations. In particular, if we finance our PRC subsidiaries by means of foreign currency loans, those loans cannot exceed certain statutory limits and must be registered with SAFE, and if we finance our PRC subsidiaries by means of capital contributions, those capital contributions must be approved by MOFCOM. We may not be able to obtain such approvals or complete such registrations and therefore our PRC subsidiaries may not receive foreign currency funds from us, either through sale of our equity or through debt financing, which may adversely affect the operations and financial position of our PRC subsidiaries. In addition, our PRC subsidiaries and VIEs are not permitted under PRC law to directly lend money to each other. Therefore, it is difficult to transfer funds from one subsidiary to another once the relevant funds have been remitted from our company to our PRC subsidiaries. These limitations on the free flow of funds between us and our PRC subsidiaries and VIEs could restrict our ability to act in response to changing market conditions and reallocate funds from one PRC entity to another in a timely manner.”

Item 16A. Audit Committee Financial Expert, page 85

10.
We note your disclosure that Xing Cai and Andy Lin each qualify as an Audit Committee Financial Expert. Please describe their qualifications, including the extent of their knowledge of U.S. GAAP and internal control over financial reporting.

Lai Xing Cai has served as a director and as chairman of the audit committee of the Company since May 2009.  The board of directors of the Company has determined that Mr. Cai qualifies as an audit committee financial expert based on his qualifications as follows:

•
Mr. Cai was a director of Semiconductor Manufacturing International Corporation (“SMIC”), a company dually listed on the New York Stock Exchange and the Stock Exchange of Hong Kong, from 2004 to 2006.  SMIC’s consolidated financial statements are prepared in accordance with U.S. GAAP.  Mr. Cai actively participated in overseeing and assessing the performance of SMIC with respect to the evaluation of financial statements.  He was also actively involved in analyzing and evaluating the financial statements of SMIC through direct communications with the chief executive officer, chief financial officer and chief accounting officer of SMIC.

•
Mr. Cai was the chairman and a director of Shanghai Industrial Holdings Limited (“SIHL”), a company listed on the Stock Exchange of Hong Kong, from 1996 to 2008.  Although SIHL’s consolidated financial statements are prepared in accordance with Hong Kong Financial Reporting Standards rather than U.S. GAAP, Mr. Cai had acquired substantial financial expertise in general, including skills and experience in analyzing and evaluating financial statements and internal control over financial reporting, from these positions.  As former chairman (an executive position) of SIHL, Mr. Cai was responsible for providing

•
leadership of the company and developed a thorough understanding of its financial performance as well as substantial experience in analyzing and evaluating its financial statements.  He was also responsible for ensuring the effective performance of the board of directors.  As former director of SIHL, Mr. Cai, together with the other directors, was responsible for the preparation and the true and fair presentation of SIHL’s consolidated financial statements in accordance with Hong Kong Financial Reporting Standards. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

•
In addition, Mr. Cai has decades of experience in economics, finance and enterprise management.  He obtained such experience partly through his prior positions as Deputy Secretary of Shanghai Municipal Government responsible for economic planning, finance and research, Deputy Director of Shanghai Planning Committee and Pudong Development Office, and a Director of the Municipal Government’s Research Office.  In 1988, in recognition of his outstanding contribution, he was accredited as a State-Class Economist.

In response to the Staff’s comment, the Company will revise Mr. Cai’s biography (as indicated by the italicized text below) in the 2011 20-F and other future filings, to the extent that Mr. Cai continues to be a director and a member of the audit committee of the Company, in substantially the following form:

“Lai Xing Cai has served as our director since May 2009. Mr. Cai was a director of Semiconductor Manufacturing International Corporation, a company dually listed on the New York Stock Exchange and the Stock Exchange of Hong Kong, from 2004 to 2006 and the chairman and a director of Shanghai Industrial Holdings Limited, a company listed on the Stock Exchange of Hong Kong, from 1996 to 2008. He was formerly a Deputy Secretary of the Shanghai Municipal Government and was responsible for economic planning, finance and research. In addition, he was Deputy Director of the Shanghai Planning Committee and Pudong Development Office, and a Director of the Municipal Government’s Research Office. He has decades of experience in economics, finance and enterprise management. In 1988, in recognition of his outstanding contribution, he was accredited as a State-Class Economist. Mr. Cai is currently a member of the National Committee of the Chinese People’s Political Consultative Conference. Mr. Cai graduated from Tongji University.”

Andy Lin has served as a director of the Company and has been on the audit committee of the Company since May 2009.  The board of directors of the Company has determined that Mr. Lin qualifies as an audit committee financial expert based on his qualifications as follows:

•
Mr. Lin serves as the general manager of China Universal Asset Management Co., Ltd., an established asset management company in China where he oversees and assesses the financial management and performance of its funds and is actively involved in maintaining effective controls of the company.

•
Mr. Lin was formerly an investment management and risk control manager of State Street Corporation from 2002 to 2004, where he developed extensive experience in analyzing and evaluating companies with financial statements prepared in accordance with U.S. GAAP.

•	Mr. Lin previously served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the China Securities Regulatory Commission as a regulator.

•	Mr. Lin obtained a master’s degree in economics from Fudan University and a master of business administration degree from Harvard Business School.

In response to the Staff’s comment, the Company will revise Mr. Lin’s biography (as indicated by the italicized text below) in the 2011 20-F and other future filings, to the extent that Mr. Lin continues to be a director and a member of the audit committee of the Company, in substantially the following form:

“Andy Lin has served as our director since May 2009. Mr. Lin currently serves as the general manager and oversees the financial management of China Universal Asset Management Co., Ltd. He previously served as a manager and an assistant director of the listing department of the Shanghai Stock Exchange and served at the China Securities Regulatory Commission as a regulator. In addition, he was an investment management and risk control manager of State Street Corporation from 2002 to 2004. Mr. Lin obtained a master’s degree in economics from Fudan University and a Master of Business Administration degree from Harvard Business School.”

Item 18. Financial Statements

Note 2. Principal Accounting Policies

(3) Consolidation, page F-10

11.
We note from your disclosure on page 20 that your VIEs are wholly owned by either PRC citizens or PRC companies. For each of the VIEs, please tell us how you considered disclosing the relationship of the owners of the VIEs to the owners of the WFOEs, if any. To the extent that the owners of VIEs are unrelated to those of the WFOEs, please tell us how you considered disclosing the risk that misaligned interests may lead to deconsolidation in the future.

Although some of the shareholders of the Company’s VIEs are not directors or principal shareholders of the Company, most of such shareholders are otherwise related to the Company or the WFOEs.  For example, both shareholders of Shanghai Shulong, Ms. Dongxu Wang and Mr. Yingfeng Zhang, are senior executives of SNDA, the controlling shareholder of the Company, currently holding the positions of finance director and general counsel of SNDA, respectively, and have been with SNDA for over 10 years.  In addition, as disclosed in the 2010 20-F, each shareholder of the VIEs has executed an irrevocable power of attorney (or proxy) to appoint the relevant PRC subsidiary as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIE and to exercise all of his or her rights as a shareholder of the VIE, including the right to attend shareholders meeting, to exercise voting rights, to appoint directors, general manager and other senior management of the VIE.  As disclosed in its 2010 20-F, the Company has been advised by its PRC legal counsel that the control and economic benefit agreements between the PRC subsidiaries and VIEs comply with PRC laws or regulations currently in effect. Therefore, the Company believes that the risk of misaligned interests leading to deconsolidation is remote and insignificant.

In consideration of the Staff’s comment, the Company will include additional disclosures to “Note 2. Principal Accounting Policies — (3) Consolidation” of the consolidated financial statements of its 2011 20-F and other future filings in substantially the following form:

“In addition, shareholders of the VIEs may potentially have a conflict of interest with the Company, and they may breach their contract with the PRC subsidiaries or cause such contract to be amended in a manner contrary to the interest of the Company. As a result, the Company may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt the Company’s business operations and adversely affect the Company’s ability to control the VIEs. In light of the fact that most of the shareholders of the VIEs are directors, officers, principal shareholders or employees of the Company or the PRC subsidiaries, the management is of the view that the risk that misaligned interests may lead to deconsolidation in the foreseeable future is remote and insignificant.”

12.
We note your disclosure regarding the contractual agreements between the WFOEs and the VIEs. Please tell us how you considered disclosing additional details for each contract including, but not limited to, the duration of each contract, whether each contract is renewable including which party has renewal or approval rights, and whether any party has a right to terminate the contract. Additionally, as it relates to the Exclusive Consulting and Service Agreement, we note from your disclosure on page F-10 that the fees are determined according to certain agreed formulas. Please clarify how this fee is determined and how you considered disclosing this information.

The Company respectfully advises the Staff that it has included, under “Note 2. Principal Accounting Policies — (3) Consolidation” of the consolidated financial statements in the 2010 20-F, a summary of the key provisions of the important VIE agreements.  In particular, the Company has described (i) the parties to each agreement; (ii) the purpose of or the service to be provided under each agreement; (iii) the term or termination of certain agreement including the Equity Disposition Agreement among the PRC subsidiaries, the VIEs and the shareholders of the VIEs; and (iv) other material provisions, including restrictions on VIE shareholders’ right to transfer their interests in the respective VIEs or the parties’ right to prepay the loans.  At the time of filing, the Company believed that these discussions would provide the investors with sufficient information in order for them to understand the consolidation policy.

However, in consideration of the Staff’s comment and in order to provide more details for each contract, the Company will expand the disclosure of the terms of these agreements to include a discussion of the duration of each agreement, renewal and termination rights of respective parties, to the extent applicable, in both the forepart and the notes to the consolidated financial statements in its 2011 20-F and other future filings in substantially the following form:

“The following is a summary of the key agreements in effect:

           Loan Agreements.  The PRC subsidiaries entered into loan agreements with each shareholder of the relevant VIEs. Under these loan agreements, the PRC subsidiaries granted an interest-free loan to each shareholder of the VIEs solely for their capital contributions to the VIEs. The loans have an unspecified term and shall become payable when the PRC subsidiaries request repayment at any time. The shareholders of the VIEs may not prepay all or any part of the loans without the relevant PRC subsidiaries’ prior written request.

           Equity Disposition Agreements.  Our VIEs and their shareholders entered into equity disposition agreements with the relevant PRC subsidiaries. Pursuant to such agreements, the PRC subsidiaries and any third party designated by them have the exclusive right to purchase from the shareholders of our VIEs all or any part of their equity interests in the relevant VIE at a purchase price equal to the amount of the registered capital of the VIE or the lowest price permissible by the then-applicable PRC laws and regulations. The PRC subsidiaries may exercise such right at any time during the term of the agreement until it has acquired all equity interests of the relevant VIE, subject to applicable PRC laws. Moreover, under the equity disposition agreements, neither our VIEs nor their shareholders may take actions that could materially affect the VIEs’ assets, liabilities, operation, equity and other legal rights without the prior written approval of the relevant PRC subsidiary, including, without limitation, declaration and distribution of dividend and profit; sale, assignment, mortgage or disposition of, or encumbrances on, the VIE’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. All these agreements have an initial term of 20 years (with the earliest expiration date being July 1,2028) and are renewable upon the relevant PRC subsidiary’s requests.

           Business Operation Agreements.  The PRC subsidiaries entered into business operation agreements with the relevant VIEs and their shareholders. Under such agreements, the PRC subsidiaries have the right to nominate the directors of the relevant VIE’s board, designate general manager, financial controller and other senior management of the relevant VIE. In addition, the VIEs may not engage in any transactions that could materially affect their assets, liabilities, rights or operations without the prior consent of the relevant PRC subsidiary. Such transactions include incurrence or assumption of any indebtedness that are not in the ordinary course of business; sale or purchase of any assets or rights with values of more than agreed amount; declaration of dividends or profit distribution; encumbrance on any of their assets or intellectual property rights in favor of a third party; or transfer of any rights or obligations under the agreement to a third party. These agreements have an initial term of 20 years (with the earliest expiration date beingJuly 1,2028 ) and are renewable upon the relevant PRC subsidiary’ request. The PRC subsidiaries may terminate the agreement at any time by providing advance written notice to the relevant VIE and to each of their shareholders.  Neither the VIEs nor any of its shareholders may terminate the agreement prior to its expiration date.

           Exclusive Consulting and Service Agreements.  The PRC subsidiaries and VIEs entered into exclusive consulting and service agreements. Under these agreements, the VIEs and their subsidiaries agreed to engage the relevant PRC subsidiary as their exclusive provider of technology consulting and services. Unless otherwise agreed among the parties, the VIEs will pay to the relevant PRC subsidiary service and consulting fees taking in account the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services. The PRC subsidiaries will exclusively own any intellectual property arising from the performance of this agreement. These agreements have an initial term of 20 years (with the earliest expiration date being July 1, 2028) and are renewable upon the relevant PRC subsidiary’s request. The PRC subsidiaries may terminate the agreement at any time by providing advance written notice to the relevant VIE. The VIEs may not terminate such agreement prior to its expiration date.

           Equity Pledge Agreements.  The shareholders of the VIEs entered into share pledge agreements with the relevant PRC subsidiaries. Under the share pledge agreements, the shareholders of the VIEs pledged all of their equity interests in the VIEs to the relevant PRC subsidiaries as collateral for all of their payments due to the PRC subsidiaries and to secure performance of all obligations of the VIEs and their shareholders under the above loan agreements, equity disposition agreements, exclusive consulting and service agreements and the business operation agreements. The pledge shall remain effective until all obligations under such agreements have been fully performed. The VIEs are prohibited from declaring any dividend or making any profit distribution during the term of the pledge. Without the relevant PRC subsidiary’ prior written consent, no shareholder of the VIEs may transfer any equity interests in the VIEs. If any event of default as provided for therein occurs, the relevant PRC subsidiary, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above agreements.

           Power of Attorney (or Proxy).  Each shareholder of the VIEs executed an irrevocable power of attorney (or proxy) to appoint the relevant PRC subsidiary as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIEs and to exercise all of his or her rights as a shareholder of the VIEs, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, financial controller and other senior management of the VIEs. The power of attorney (or proxy) is irrevocable and continually valid as long as the principal is the shareholder of the relevant VIE.”

The Company further advises the Staff that, under the Exclusive Consulting and Service Agreements, the VIEs agreed to engage the relevant PRC subsidiaries as their exclusive provider of technology consulting and other services.  According to the relevant PRC rules and regulations, related party transactions should be negotiated at arm’s length and apply reasonable transfer pricing methods.  Pursuant to that principle and based upon the relevant VIE’s specific needs for technology support and services, the parties enter into a supplemental agreement from time to time, which typically sets forth the basic pricing terms including the total fees to be paid and the payment methods.  The fees are typically determined based on the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services.  The fees are usually settled according to contract terms in two to three installments.

In consideration of the Staff’s comment, the Company will include additional disclosures to “Note 2. Principal Accounting Policies — (3) Consolidation” of the consolidated financial statements in its 2011 20-F and other future filings in substantially the following form:

“Under the Exclusive Consulting and Service Agreements, the VIEs agreed to engage the relevant PRC subsidiary as their exclusive provider of technology consulting and other services. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods.  Pursuant to that principle and based upon the relevant VIE’s specific needs for technology support and services, the parties enter into a supplemental agreement from time to time, which typically sets forth the basic pricing terms including the total fees to be paid and the payment methods.  The fees are typically determined based on the scope and complexity of the technology involved, the content and duration of the services provided and the prevailing market price for similar technology and services.  The fees are usually settled according to contract terms in two to three installments.”

13.
We note your disclosure on page 20 regarding the risks associated with your involvement with your VIEs including how “uncertainties regarding the interpretation and application of current or future PRC laws and regulations” may affect consolidation of the VIEs. Please tell us how you considered disclosing in your consolidation policy, more detailed information regarding the risks associated with your involvement with the VIEs as they relate to cash flows, financial position and operating performance, including circumstances that could impact your ability to consolidate these entities as well as how the PRC legal system could limit your ability to enforce the contractual arrangements should your VIEs or its shareholders fail to perform their obligations under the contractual arrangements as noted in your risk factor disclosure on page 21. Note that you could reference your disclosure on page F-46, provided this disclosure more specifically addresses these risks. Please refer to ASC 810-10-50-2AA.

The Company respectfully advises the Staff that it has described, under “Note 22. Commitments and Contingencies — Contingencies” of the consolidated financial statements of its 2010 20-F, certain risks relating to the VIE structure.  In particular, the Company has described (i) restrictions on the foreign ownership in online game other Internet-related businesses in China; (ii) uncertainties in the interpretation and application of PRC laws and regulations regarding the VIE structure; (iii) the potential risk that PRC regulatory authorities may rule against the VIE structure; (iv) the potential risks imposed by regulatory or enforcement actions, including the requirement to restructure the Company’s ownership structure and operations in China.  In preparing the disclosure relating to its consolidation policy, the Company has considered these restrictions and risks and, while they present certain uncertainties with respect to the VIE structure, the Company believed, at the time of filing, and remains of the view that the likelihood that it will not be allowed to consolidate the VIEs is remote.

The Company believes its involvement with the VIEs is similar to the other foreign private issuers based in China.  As disclosed on pages 48 and F-46 of the 2010 20-F, the Company’s PRC legal counsel is of the opinion that the current ownership structure of the Company, its WFOEs and VIEs and the contractual arrangements between the respective WFOEs, VIEs and their shareholders are in compliance with existing PRC laws, rules and regulations.

In consideration of the Staff’s comment, the Company will include additional disclosures to “Note 2. Principal Accounting Policies — (3) Consolidation” of the consolidated financial statements in its 2011 20-F and other future filings in substantially the following form:

“As described above, in order to comply with the restrictions imposed by PRC rules and regulations on foreign ownership in online game and other Internet-related businesses, the Company operates its business in China primarily through the VIEs.  Although the Company’s PRC legal counsel is of the opinion that the current ownership structure of the Company, its PRC subsidiaries and VIEs and the contractual arrangements between the respective PRC subsidiaries, VIEs and their shareholders are in compliance with existing PRC laws, rules and regulations, the Company cannot be certain that the PRC government authorities will not ultimately take a view contrary to the opinion of its PRC legal counsel due to the lack of official interpretation and clear guidelines.  If the Company, its PRC subsidiaries and VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interest in the PRC subsidiaries to a domestic entity or invalidating the VIE agreements.  If the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIEs, the Company may lose the ability to consolidate and reflect in its financial statements the results of operation of the VIEs.”

14.	Also, please tell us how you considered disclosing whether the Equity Pledge Agreement with each of your VIEs have been registered with the relevant governmental authorities.

The Company respectfully advises the Staff that all Equity Pledge Agreements between its PRC subsidiaries and VIEs have been registered with the relevant governmental authorities.  Accordingly, in preparing the disclosure relating to the Equity Pledge Agreements, the Company considered it not material to specifically describe in the 2010 20-F whether the Equity Pledge Agreements have been registered as the Company has no outstanding obligation with respect to registration of equity pledges under the relevant PRC laws and regulations.

15.
We note you disclose the total assets and liabilities of the consolidated VIEs as of December 31, 2010. Please tell us how you considered including additional quantitative information regarding the company’s involvement with the VIEs, including the revenues, costs and income. We refer you to ASC 810-10-50-2AA.

The Staff’s comment is duly noted.  In consideration of the Staff’s comment, and in light of the requirement of ASC 810-10-50-2AA, the Company will include additional quantitative information on its involvement with the VIEs with respect to revenue, costs and income in its 2011 20-F and other future filings.

16.	For each of your VIEs, please tell us how you considered disclosing how net income is attributed to the WFOE or any other entities.

The Company respectfully advises the Staff that the net income of each VIE in 2010 was wholly attributed to the relevant WFOE of the Company.  For each of the VIEs described in the 2010 20-F, net income is wholly attributable to the relevant WFOE primarily pursuant to the terms of the contractual arrangements among the WFOE, the VIE and/or its shareholders, including the following:

•
Under the Exclusive Consulting and Service Agreement, each VIE has agreed to engage the relevant WFOE as its exclusive provider of technology consulting and services.  In return, the WFOE receives fees from the VIE.  The amount of these fees is determined by supplemental agreements entered into from time to time and typically represents a predominant portion of the net income of the VIE.

•
To the extent that any amount of net income is not paid or payable to the WFOE, the VIE is required under the Business Operation Agreement to obtain the WFOE’s prior consent before it may pay any dividends or other amounts to its shareholders.  Moreover, the VIE may not engage in any transactions that could otherwise materially affect its assets, liabilities, rights or operations without the prior consent of the WFOE.  The WFOE has the right to receive all residual assets of the VIE, including any net income retained after paying the fees to the WFOE, by exercising the exclusive right under the Equity Disposition Agreement to purchase from the VIE’s shareholders all or any part of their equity interests in the VIE at a purchase price equal to the amount of the registered capital of the VIE or the lowest price permissible by the then-applicable PRC laws and regulations.

Accordingly, pursuant to the contractual arrangements with the VIEs, the Company, through its WFOEs, is considered the primary beneficiary of the VIEs, and the net income of each VIE in 2010 was wholly attributed to the relevant WFOE of the Company.  The Company respectfully advises the Staff that the salient terms of the contractual arrangements described above have been disclosed under “Note 2. Principal Accounting Policies — (3) Consolidation” of the consolidated financial statements in the 2010 20-F.  In consideration of the Staff’s comment, the Company will disclose the total amount of net income of the VIEs and the amount of such net income attributable to the Company in its 2011 20-F and other future filings.

Note 25. Restricted Net Assets, page F-47

17.
We note your disclosure that PRC laws and regulations permit the payment of dividends by PRC companies only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. To the extent that PRC accounting standards and U.S. GAAP differ materially in the calculation of these amounts, please explain the differences to us in your response and tell us how you considered disclosing these differences. Also, please explain how the amount of restricted net assets, RMB 856.9 million, reconciles to your consolidated net assets exclusive of retained earnings.

The Company confirms that there is no significant difference between retained earnings of the Company’s PRC subsidiaries and operating companies as calculated pursuant to PRC GAAP and retained earnings as presented in the Company’s financial statements in accordance with U.S. GAAP.

The determination of total restricted net assets and its reconciliation to consolidated net assets exclusive of retained earnings are presented as follows:

	Statutory reserves	Paid-in capital	Other net assets items, mainly retained earnings	Total
	(RMB million)
PRC subsidiaries	117.7	87.2	–	205.0
VIEs	26.1	321.0	781.6	1,128.7
Subtotal	143.8	408.2	781.6	1,333.6
Less: intercompany eliminations				(476.7)
Total restricted net assets				856.9

Exhibits 12.1 and 12.2

18.
We note that the identification of the certifying person at the beginning of each of the certifications filed with your annual report on Form 20-F include the title of the certifying individual. Please note that the certifications may not deviate in any respect from the language in paragraph 12 of the Instructions as to Exhibits of Form 20-F, even if the deviation would appear to be inconsequential in nature. Please revise future filings to omit the certifying individual’s title at the beginning of the certification to conform to the language required by Instruction 12 as to Exhibits to Form 20-F. For further guidance, please refer to Section II.B.4 of SEC Release No. 33-8124.

The Staff’s comment is duly noted.  The Company will omit the certifying individual’s title at the beginning of the certification in its 2011 20-F and other future filings.

*                *                *

In providing the above responses and in response to the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or would like to obtain additional information with respect to any of the responses above, please do not hesitate to contact me by email at richardwei@shandagames.com or James C. Lin of Davis Polk & Wardwell LLP by telephone at (852) 2533-3368 or by email at james.lin@davispolk.com.

Sincerely,

/s/ Richard Wei
Richard Wei Chief Financial Officer

cc:           James C. Lin
Davis Polk & Wardwell LLP